Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

March 21, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed a Press Release viz. “Dr. Reddy’s Laboratories announces launch of India’s first DCGI-approved Semaglutide injection ‘Obeda®’ for Type 2 Diabetes.”

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

CONTACT
DR. REDDY'S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AISHWARYA SITHARAM AISHWARYASITHARAM@DRREDDYS.COM	PRIYA K PRIYAK@DRREDDYS.COM

Dr. Reddy’s Laboratories announces launch of India’s first DCGI-approved
Semaglutide injection ‘Obeda®’ for Type 2 Diabetes

•	The announcement marks Dr. Reddy’s Day-1 entry into the GLP-1 receptor agonists therapy space and readiness to serve patients in India
•	In a head-to-head Phase-III clinical study enrolling 312 participants, Dr. Reddy’s Obeda® has shown non-inferior efficacy and similar safety to the innovator drug
•

With both API development and manufacturing, as well as formulation development conducted entirely in‐house, Obeda® underscores Dr. Reddy’s robustness in complex product development and peptide science

•

Dr. Reddy’s Obeda® semaglutide injection is available in 2 mg and 4 mg strengths and comes in a pre‐filled, disposable format for subcutaneous, once‐a-week administration with a user-friendly pen device

•	Each pen of both strengths will deliver a minimum of 4 weekly doses. The cost to the patient will be INR 4,200 per month for both strengths
•	Dr. Reddy’s aims to introduce generic semaglutide in several countries, subject to regulatory approval, as part of its phase-1 launch
•

As the company is building a full‐breadth GLP‐1 portfolio for multiple metabolic disorders, including diabetes and obesity, the brand name Obeda® was conceived to reflect this integrated therapeutic focus

Hyderabad, India, March 21, 2026 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), a global pharmaceutical company, today announced the launch of its injectable semaglutide under the brand name Obeda®, marking an important step in expanding access to advanced GLP‐1 receptor agonist–based therapy for the management of type 2 diabetes in India. Dr. Reddy’s has been the first Indian company to receive Drugs Controller General of India (DCGI) approval for generic semaglutide. This launch underscores the company’s Day‐1 entry into the segment upon patent expiry, demonstrating its readiness to serve unmet patient needs in India.

India faces one of the world’s largest diabetes burdens, with over 101 million adults living with the condition, according to the ICMR‐INDIAB study. The study estimates diabetes prevalence at 11.4%, with nearly four in ten adults experiencing abdominal obesity. An additional 136 million individuals are estimated to be pre‐diabetic, placing them at high risk of developing the disease. In such a scenario, semaglutide, a GLP‐1 receptor agonist, has a globally proven track record in improving glycaemic control and supporting weight management when used as part of a comprehensive treatment plan.1

1 https://idf.org/about-diabetes/diabetes-facts-figures/

In a head‐to‐head Phase III clinical study enrolling 312 participants, Dr. Reddy’s Obeda® established non‐inferior efficacy and a safety profile comparable to the innovator drug. It showed similar glycaemic reduction. Additionally, comparable results were observed for fasting glucose control, post‐prandial glucose control, and therapeutic glycaemic response (achieving HbA1c <7.0%) at the end of the study. No anti‐drug antibodies were detected, and the immunogenicity profile was similar to that of the innovator drug2.

With both API development and manufacturing, as well as formulation development conducted entirely in‐house, Obeda® reflects Dr. Reddy’s strength in complex product development and peptide science. It also showcases the company’s decade‐long expertise in peptide technology and its commitment to bringing GLP‐1 therapies to market to ensure access to high‐quality, affordable medicines and addressing India’s evolving healthcare needs. As part of its future plans for GLP-1 therapies, the company will be looking at a fully integrated API and formulation approach, encompassing both development and manufacturing in-house.

Erez Israeli, Chief Executive Officer of Dr. Reddy’s, said: “Today’s launch marks a significant step in our commitment to expand our portfolio in critical therapeutic areas with differentiated solutions to patients in India and across global markets. Our foray into GLP-1 therapies reflects our capabilities in complex product development and peptide science. It reinforces our vision to be a trusted partner in healthcare by combining innovation with access, ensuring advanced diabetes treatments are not only available but affordable. As part of phase-1 launch, we aim to introduce generic semaglutide in several countries and, through our ‘One Product, One Quality’ approach, we are committed to ensure the same high‐quality product across all markets.”

M.V. Ramana, Chief Executive Officer, Branded Markets (India and Emerging Markets), Dr. Reddy’s, said: “As the first generic semaglutide approved in the country, today’s announcement reflects our science‐led approach and our long‐standing efforts in expanding access to advanced therapies in India. With the country facing a rapidly rising diabetes burden, we aim to offer effective treatment options and enable more patients to benefit from globally established therapies. The launch of this important drug strengthens our diabetes portfolio and reinforces our broader commitment to improving long‐term health outcomes for people living with chronic metabolic diseases. GLP‐1 therapies represent an important area of focus for us, and we will continue working toward building a full‐breadth portfolio for multiple metabolic indications across all formats.”

Dr. Reddy’s Obeda® injection is available in 2 mg and 4 mg strengths and comes in a pre‐filled, disposable pen designed for subcutaneous, once‐a-week administration, with robust cold‐chain integrity maintained throughout distribution. Each pen of both strengths will deliver a minimum of 4 weekly doses. The cost to the patient will be INR 4,200 per month for both the strengths. Additionally, in a human‐factors study involving 41 participants completing approximately 20 key tasks aligned with the USFDA’s guidance for drug–device combination products, the Obeda® pen demonstrated non‐inferior user‐performance outcomes compared with the innovator pen3.

2 Date on file

3 Data on file

As part of its patient support programme for Obeda®, Dr. Reddy’s has developed SemaKare™, a comprehensive support system to enhance and streamline the patient journey. Supported by a digital app, SemaKare™ offers onboarding guidance, field device‐counsellor assistance, injection training, tele‐support, therapy‐adherence monitoring, and so on, to help improve treatment outcomes for patients.

Further, Dr. Reddy’s aims to build an integrated care ecosystem by setting up metabolic centres of excellence across India. These centres will serve as integrated hubs for advancing diabetes and other metabolic disorders treatment by focusing on healthcare professional (HCP) education, evidence-based management, and real-world evidence generation. The initiative will help in strengthening diagnostic capabilities and infrastructure, while building the skills of support staff through structured training programmes. Also, the centres will drive patient awareness and empowerment initiatives, ensuring individuals are better informed and engaged in their care journey. The centres will also feature dedicated drop box to ensure the safe and sustainable disposal of used pens. Additionally, Dr. Reddy’s aims to address the nutritional requirements of patients on GLP‐1/GIP therapies by leveraging key products from its joint venture, Dr. Reddy’s Nestlé Health Science, including Celevida GLP+, Optifast and so on. These products support improved nutrient intake and muscle mass maintenance, offering targeted nutrition that is essential for sustaining metabolic and functional health.

Dr. Reddy’s Obeda® is a prescription-based drug. Patients are advised to consult their doctors for more details.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait,’ we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025. The company assumes no obligation to update any information contained herein.